SEARCH BY HEADLINES.COM CORP.
1200 Beaufort Road, North Vancouver,
British Columbia, Canada, V7G 1R7

April 4, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549

Attention:	John Stickel, Attorney-Advisor

Dear Sirs:

Re:	Search By Headlines.com Corp. (the “Company”)
Form 10-K for the Year Ended July 31, 2010 (the “10-K”)
Filed October 28, 2010
File No. 000-52381

Dear Sirs:

     The Company writes in response to your letter dated March 9, 2011 to Mr. Hanson of the Company with respect to the above-noted filing of the Company. The Company provides below its responses to your comments. For your ease of reference, the responses are numbered in a manner that corresponds with your comments.

General

1.	Please confirm that in future filings you will revise your disclosure to include information required by Item 407(h) of Regulation S-K.

The Company confirms that it will disclose the information required by Item 407(h) of Regulation S-K in future filings.

Cover Page

2.	Please advise us why you have stated that you have not filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months.

The Company checked the wrong box on the 10-K. The Company confirms that it will check the correct box in future filings.

Code of Ethics, page 15

3.

We note that in your Form 10-K for the fiscal year ended July 31, 2009 you also stated that you have not adopted a code of ethics but plan to do so within the next fiscal quarter. Please advise us when you intend to adopt the code of ethics and confirm that you will make appropriate disclosure in your future filings.

The Company has determined that it will not adopt a code of ethics due to its limited number of executive officers and the fact that it has not commenced any material business operations. The Company anticipates that it will not adopt a code of ethics until it has commenced material business operations or has increased the number of its executive officers. The Company confirms that this will be reflected in future filings.

Part IV

Item 15. Exhibits and Financial Statement Schedules, page 20

4.	Please confirm that in your future filings you will incorporate by reference, by statement to that effect, all exhibits which have been included with previously filed documents.

The Company confirms that in its future filings it will incorporate by reference, by a statement to that effect, all exhibits which have been included with previously filed documents.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Victor Dudas, at (604) 891-7786.

Yours truly,

SEARCH BY HEADLINES.COM CORP.

Per: /s/ Jason Hanson

Jason Hanson